AVINO SILVER & GOLD MINES LTD.	T604.682.3701 Suite400, 455 Granville Streetinfo@avino.com F604.682.3600 Vancouver, BC V6C 1T1www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
 Berlin & FSE: GV6
January 22, 2008

CHANGE IN FINANCIAL YEAR END

Avino Silver & Gold Mines Ltd. ("Avino"or the "Company") advises that it is changing its financial year end from January 31 to December 31, in accordance with the requirements of National Instrument 51-102.

The change in the financial year end is being completed in order to align the Company's financial statements reporting requirements with its Mexicosubsidiaries, which operate on a calendar fiscal year end.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.